Exhibit 99.1

Curaleaf Announced Reorganization
of its U.S. Operations in Connection with TSX Listing

NEW YORK, December 8, 2023 – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that, in connection with the previously announced conditional approval of the Toronto Stock Exchange (“TSX”) to list the Company’s subordinate voting shares (the “Subordinate Voting Shares”) on the TSX (the “TSX Listing”), the Company proceeded with the necessary internal reorganization (the “Reorganization”) of its U.S. operations. Among other things, Curaleaf, Inc. (“Curaleaf USA”), a wholly owned subsidiary of the Company entered into a subscription agreement (the “Subscription Agreement”) with a third party investor which is not affiliated with the Company, Curaleaf USA or the control person of the Company (the “Investor”), pursuant to which Curaleaf USA issued to the Investor one (1) share of Class A voting and non-participating common stock (the “Class A Voting Stock”), for an aggregate subscription amount of US$1 million (the “Investment”).

Prior to the Investment, the Company held common stock of Curaleaf USA, representing 100% of the issued and outstanding shares of Curaleaf USA. Concurrently with the closing of the Investment and in accordance with the seventh amended and restated certificate of incorporation of Curaleaf USA filed immediately prior to the execution of the Subscription Agreement, such common stock has been automatically exchanged for 999 shares of Class B non-voting and participating common stock (the “Class B Non-Voting Stock”). Following the closing of the Investment in accordance with the terms of the Subscription Agreement, the Investor now holds all of the issued and outstanding Class A Voting Stock and voting rights of Curaleaf USA. The Company holds all of the issued and outstanding Class B Non-Voting Stock, which represent 99.9% of the economic ownership of Curaleaf USA, on an as-converted basis.

The Class B Non-Voting Stock does not provide for voting rights but are exchangeable into shares of Class C voting and participating common stock (the “Class C Voting Stock”) of Curaleaf USA at any time. As a result of the limited rights associated with the Class B Non-Voting Stock, Curaleaf and Curaleaf USA entered into, concurrently with the closing of the Investment, a protection agreement (the “Protection Agreement”) providing for certain negative covenants in order to preserve the value of the Class B Non-Voting Stock held by the Company until such time as the Class B Non-Voting Stock is converted into Class C Voting Stock by the Company, including, among others, prohibitions on Curaleaf USA’s organizational documents amendments, changes to the authorized share capital of Curaleaf USA, changes to the Curaleaf USA’s board of directors, material changes to the business conducted by Curaleaf USA or the making of loans or capital expenditures above certain specified thresholds, the whole except with the prior written consent of Curaleaf or as required by applicable laws.

Concurrently with the Investment, as more fully described in the Consent Solicitation Statement and Information Circular of the Company dated July 14, 2023 and the Management Information Circular of the Company dated August 23, 2023, respectively, and as previously approved by the Company’s securityholders, the Company implemented (A) certain amendments to the indenture among the Company and Odyssey Trust Company dated as of December 15, 2021 (as supplemented from time to time, the “Indenture”) governing the notes thereunder (the “Indenture Amendments”) in order to facilitate the implementation of the Reorganization, and (B) certain amendments to the Company’s articles (the “Articles Amendments”) in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder’s option into Subordinate Voting Shares (the “Non-Voting Exchangeable Shares”) and authorize the issuance of an unlimited number of Non-Voting Exchangeable Shares; and (ii) restate the rights of the Subordinate Voting Shares to provide for a conversion feature whereby each Subordinate Voting Share may at any time, at the holder’s option, be converted into one (1) Non-Voting Exchangeable Share. The Non-Voting Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company, and are considered “restricted securities” within the meaning of such term under applicable Canadian securities laws.

The Articles Amendments aim to provide Company’s shareholders with the option to convert their Subordinate Voting Shares into Non-Voting Exchangeable Shares if such shareholders prefer to hold non-voting and non-participating shares given the uncertainty and complexity related to cannabis regulations in the United States.

Concurrently with the closing of the Investment, the Company and the Investor, as shareholders of Curaleaf USA, also entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to Curaleaf USA, to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Voting Stock and the Class B Non-Voting Stock. Under the Shareholders’ Agreement, Curaleaf USA holds a call right to repurchase all of the Class A Voting Stock issuable to the Investor at any time, and the Investor has the right to appoint a director to the Curaleaf USA’s board of directors and a put right exercisable following the occurrence of certain stated events and after the five (5) year anniversary of the Shareholders’ Agreement subject to certain parameters to ensure the maintaining of the TSX Listing.

The particulars of the Reorganization, as well as the material terms of the Subscription Agreement, the Protection Agreement and the Shareholders’ Agreement will be more fully described in a material change report to be filed by the Company with the Canadian Securities Administrators and which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Copies of the Indenture, as amended, the amended and restated articles of Curaleaf, the Shareholders Agreement and the Protection Agreement will also be made available under the Company’s profile on SEDAR+.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf brands are sold in 17 states with operations encompassing 147 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "assumptions", "assumes", "guidance", "outlook", "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this news release as well as statements regarding the Company's intention and timing to complete the Investment, the Reorganization and the TSX Listing; the Company’s ability to satisfy all listing and regulatory requirements of the TSX and obtain TSX approval for the TSX Listing;; the anticipated benefits to the Company and Curaleaf USA from the Investment, the Reorganization and the TSX Listing and other expectations for other economic, business and/or competitive factors are forward-looking statements. These forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to the Investment, the Reorganization and the TSX Listing set forth in the prospectus supplement of the Company dated September 28, 2023 to the short form base shelf prospectus of the Company dated December 30, 2022, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca; as well as those risk factors discussed under "Risk Factors" in the Company's Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company's Annual Management's Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. There is no guarantee the Company will complete the TSX Listing as currently proposed, which remain subject to certain closing conditions, including the Company meeting the listing conditions and requirements of the TSX. As a result of the Reorganization, the Company is now subject to significant restrictions on the conduct of the U.S.-based operations of the Company, which such restrictions could have a material adverse effect on the Company, its business and its results of operation.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com